SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)

                                                    with a copy to:
                                                    Robert G. Minion, Esq.
Jeffrey S. Halis                                    Lowenstein Sandler PC
10 East 50th Street                                 65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 588-9697                                      (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 24, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 741597108
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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                  Jeffrey S. Halis
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2)   Check the  Appropriate Box if a Member of a Group (See  Instructions): N/A

                    (a)            (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                    Not Applicable

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6)   Citizenship or Place of Organization:  United States

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     Number of                 7)  Sole Voting Power:                   492,808*
                                 -----------------------------------------------
       Shares Beneficially     8)  Shared Voting Power:                       0
                                 -----------------------------------------------
       Owned by
       Each Reporting          9)  Sole Dispositive Power:              492,808*
                                 -----------------------------------------------
         Person   With:       10)  Shared Dispositive Power:                   0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                492,808*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                4.9%*

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14)  Type of Reporting Person (See Instructions):  IA

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*    331,348 shares (3.3%) of Primex  Technologies,  Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 161,460 shares (1.6%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). No shares (0.0%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). No shares (0.0%) of Primex Technologies, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional, and Madison and the Investment Management Agreement of Halo, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison, and Halo, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo, respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer

          Based upon information set forth in Primex Technologies, Inc.'s quarterly report as amended on May 14, 1999, as of April 30, 1999, there were issued and outstanding 10,051,918 shares of common stock of Primex Technologies, Inc. As of June 28, 1999, Tyndall Partners, L.P. owned 331,348 of such shares, or 3.3% of those outstanding, Tyndall Institutional Partners, L.P. owned 161,460 of such shares, or 1.6% of those outstanding, Madison Avenue Partners, L.P. owned none of such shares, or 0.0% of those outstanding, and Halo International, Ltd. owned none of such shares, or 0.0% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. As of June 24, 1999, the reporting person no longer beneficially owned 5% of the outstanding common stock of Primex Technologies, Inc. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of Primex Technologies, Inc. since the most recent filing of Schedule 13D Amendment No. 5 (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                        Quantity                         Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    June 9, 1999                      2,900                          $ 18.94
    June 15, 1999                     5,000                          $ 19.00
    June 15, 1999                     1,200                          $ 19.06
    June 24, 1999                   159,840                          $ 18.98


                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                         Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    June 24, 1999                    65,440                         $ 18.98

                           D. Halo International, Ltd.

         Date                        Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    June 24, 1999                     84,720                        $ 18.98

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                             June 29, 1999


                                             /s/  Jeffrey S. Halis
                                             -----------------------------------
                                             Jeffrey  S.  Halis,  as a member of
                                             Jeffrey   Management,   L.L.C.,   a
                                             general  partner  of  Halo  Capital
                                             Partners, L.P., the general partner
                                             of each of Tyndall Partners,  L.P.,
                                             Tyndall   Institutional   Partners,
                                             L.P., and Madison Avenue  Partners,
                                             L.P.


                                             /s/ Jeffrey S. Halis
                                             -----------------------------------
                                             Jeffrey S. Halis,  as  a  member of
                                             Jemi    Management,   L.L.C.,   the
                                             investment    Manager     for  Halo
                                             International, Ltd.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).